

17018061

Securities and Exchange Commission Trading and Markets

AUG 0 9 2019

RECEIVED

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street SE
(No. and Street)

Ada	MI	49301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (888) 407-8198
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2301 East Paris Avenue SE	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELA M VERSLUIS
Notary Public, State of Michigan
County of Kent
My Commission Expires Aug. 04, 2018
Acting in the County of Kent

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EHTC
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 28, 2017

To the Board of Directors of
USA Financial Securities Corporation

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity, and changes in financial condition for the years then ended. These financial statements are the responsibility of USA Financial Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules have been subjected to audit procedures performed in conjunction with the audits of USA Financial Securities Corporation's financial statements. The supplemental information is the responsibility of USA Financial Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481 info@ehtc.com www.ehtc.com
2301 East Paris Ave., SE, Grand Rapids, MI 49546 ■ P.O. Box 1154, Gaylord, MI 49734

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Form X-17A-5 Part III and the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Form X-17A-5 Part III and the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2016	December 31, 2015
Cash	$ 913,245	$ 513,007
Receivables:		
Commissions	1,332,360	1,134,934
Related parties	113,674	105,105
Representatives	28,469	23,483
Other	29,982	119,155
Firm Operating Accounts - Brokerage/Custody	202,128	519,420
Prepaid expenses	395,552	339,186
Software, office furniture and equipment, at cost, net of accumulated amortization and depreciation of $65,777 and $64,635, respectively	3,726	826
Clearing deposit - Pershing	25,000	25,000
CRD accounts	8,811	13,400
Available-for-sale securities	70,062	74,196
TOTAL ASSETS	$ 3,123,008	$ 2,867,712

LIABILITIES AND STOCKHOLDERS' EQUITY	2016	2015
LIABILITIES:		
Accounts payable:		
Representatives	$ 1,116,591	$ 1,077,879
Related party	144,800	137,687
Trade	31,502	33,517
Accrued expenses:		
Leased employees - related party	119,175	105,055
Other	38,290	33,957
Note payable	138,196	110,745
Representative errors and omissions insurance deposits	-	10,764
Operational accounts - Pershing	11,522	18,403
Total Liabilities	1,600,076	1,528,007
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	839,039	651,685
Accumulated other comprehensive (loss) income	(1,107)	3,020
Total Stockholders' Equity	1,522,932	1,339,705
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,123,008	$ 2,867,712

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. The Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2016 and 2015.

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of publicly and non-publicly traded Real Estate Investment Trusts (REITs) are carried at market value. Realized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Unrealized holding gains and losses are recognized as a net amount in a separate component of stockholders' equity. Cost of securities sold for the purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. Total other comprehensive loss for the year ended December 31, 2016, was $4,127 which consists of net unrealized losses on available-for-sale securities. Total other comprehensive income for the year ended December 31, 2015, was $2,576 which consists of net unrealized gains on available-for-sale securities.

ACCOUNTS RECEIVABLE

Accounts receivable includes securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible, based upon the credit risk of specific representatives, historical trends and other information. Amounts that are determined to be potential credit losses are written off when determined uncollectible. No allowance for doubtful accounts is considered necessary for the years ended December 31, 2016, and 2015. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual Financial Industry Regulatory Authority (FINRA) licensing over the period of benefit which was twelve months for 2016 and 2015.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS). Depreciation expense totaled $1,141 and $1,892, respectively, for the years ended December 31, 2016 and 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SOFTWARE

Software is amortized over three years using the straight line method.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. However, the Company is subject to various state taxes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2013 and state tax examinations for years before 2012.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2016 and 2015, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by the United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

The Company is a wholly-owned subsidiary of USA Financial Corporation. The Company has transactions with USA Financial Corporation and its other subsidiaries: USA Financial Team Corporation, USA Financial Insurance Services Corporation, USA Financial Portformulas Corporation, USA Financial Plug-N-Run Corporation and USA Financial Media Corporation. In addition, the Company has transactions with another related party, USA Financial Equity, LLC. Please see note 11 for additional related party information.

3. CASH

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash in bank balances exceeds the Federally Insured limits. At December 31, 2016 and 2015, respectively, the Company's bank balances totaled $913,845 and $559,325 of which $256,352 and $0 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

4. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2016, are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 4,864	$ (1,332)
Xenia Hotels & Resorts, Inc.	4,554	3,748	(806)
AR Capital American Finance Trust, Inc.	30,905	32,148	1,243
AR Capital Healthcare Trust, Inc.	29,965	29,302	(663)
	$ 71,620	$ 70,062	$ (1,558)

4. AVAILABLE-FOR-SALE SECURITIES (CONTINUED)

Available-for-sale securities at December 31, 2015, are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 6,196	$ -
Xenia Hotels & Resorts, Inc.	4,554	2,959	(1,595)
AR Capital American Finance Trust, Inc.	30,905	32,148	1,243
AR Capital Healthcare Trust, Inc.	29,965	32,893	2,928
	$ 71,620	$ 74,196	$ 2,576

The Company's investments are measured using Level 2 inputs (third party secondary market report commonly used within the Company's industry).

5. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

6. ADVERTISING COSTS

Advertising expense charged to operations totaled $98,974 and $197,212 for the years ended December 31, 2016 and 2015, respectively.

7. SOFTWARE

Software is being amortized over three years using the straight line method. All software costs were fully amortized as of December 31, 2016 and 2015.

8. NOTE PAYABLE

The Company has an unsecured short term note payable to finance its errors and omissions insurance. The note requires monthly payments of $23,416 including interest at 5.69% and matures in July 2017. As of December 31, 2015, the note required monthly payments of $18,751 including interest at 5.44% and matured in July 2016.

9. INCOME TAXES

The Company files as a Qualified Subchapter S Subsidiary of an S-corporation and records certain state tax expenses separate from its parent.

9. INCOME TAXES (CONTINUED)

Provision for income taxes consists of the following:

	For years ended December 31,	
	2016	2015
Other states	$ 15,571	$ 22,401

The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company's effective income tax rate is lower than what would be expected because it is an S Corporation which does not pay federal corporate income taxes. Because the Company is an S Corporation, the Company is not subject to the Michigan Corporate Income Tax (CIT). The Company remained subject to other state income taxes in 2016.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $663,102 which was $556,430 in excess of the required net capital of $106,672, and the Company's aggregate indebtedness to net capital ratio was 2.41 to 1. At December 31, 2015, the Company had net capital of $330,142 which was $228,275 in excess of the required net capital of $101,867, and the Company's aggregate indebtedness to net capital ratio was 4.63 to 1.

11. RELATED PARTY TRANSACTIONS

The Company reimburses USA Financial Insurance Services Corporation on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable is $54,485 and $68,362 at December 31, 2016 and 2015, respectively. Total expenses reimbursed for the year ended December 31, 2016 and 2015 were $722,915 and $574,801, respectively.

Additionally, the Company has a revenue sharing agreement with USA Financial Insurance Services Corporation. The revenue sharing agreement generated $860,646 and $693,826 of the Company's revenues for the years ended December 31, 2016 and 2015, respectively. The unpaid portion of this income included in accounts receivable is $62,441 and $78,664 at December 31, 2016 and 2015, respectively.

11. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company reimburses USA Financial Corporation (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $0 for each year ended December 31, 2016 and 2015. Total expenses reimbursed for the year ended December 31, 2016 and 2015 was $961 and $5,293, respectively. In addition to reimbursed expenses, the Company paid the Parent Company $198,000 and $178,500 in management fees for the years ended December 31, 2016 and 2015, respectively.

The Company engages in business with USA Financial Portformulas Corporation. The revenue generated from this business totaled $3,625,800 and $3,438,586 for the years ended December 31, 2016 and 2015, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $330,240 and $276,279 at December 31, 2016 and 2015, respectively. Total fees expensed by the Company to USA Financial Portformulas Corporation for account management was $557,446 and $175,335 for the years ended December 31, 2016 and 2015, respectively. The unpaid portion of these expenses included in accounts payable at December 31, 2016 and 2015 is $61,239 and $29,716, respectively.

The Company receives marketing support services from USA Financial Plug-N-Run Corporation. A total of $24,000 and $74,000 was charged to expense under this agreement during for the years ended December 31, 2016 and 2015, respectively. The Company reimburses USA Financial Plug-N-Run Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the year ended December 31, 2016 and 2015 were $327,147 and $183,589, respectively. The unpaid portion of the marketing support and expenses included in accounts payable at year end is $25,811 and $32,404 at December 31, 2016 and 2015, respectively. Additionally, the Company receives reimbursement from USA Financial Plug-N-Run Corporation for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $356,115 and $212,858 for the years ended December 31, 2016 and 2015, respectively. The total expense reimbursement in Accounts Receivable is $34,984 and $26,441 at December 31, 2016 and 2015, respectively.

The Company rents office space on a month-to-month basis from USA Financial Equity, LLC. A total of $145,200 and $161,700 was charged to expense under this agreement during the years ended December 31, 2016 and 2015, respectively.

The Company receives advertising and marketing support services from USA Financial Media Corporation. A total of $12,000 was charged to expense under this agreement for each of the years ended December 31, 2016, and 2015. Additionally, the Company reimburses USA Financial Media Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the year ended December 31, 2016 and 2015 were $2,060 and $26,590 respectively. The unpaid portion of the support services and expenses included in accounts payable is $0 and $4,148 at December 31, 2016, and 2015, respectively.

11. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, management fees, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2016 and 2015 were $1,741,512 and $1,540,706, respectively. Accrued leased employee expense totaled $119,175 and $105,055 at December 31, 2016 and 2015, respectively. The unpaid portion of this other leased employee expenses included in accounts payable is $3,266 and $3,057 at December 31, 2016 and 2015, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Team Corporation. These related representatives generated $30,721 and $32,899 in revenue during the years ended December 31, 2016 and 2015, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $1,637 and $1,032 at December 31, 2016 and 2015, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. Commission expense paid to related parties is summarized as follows:

	For years ended December 31, 2016	2015
Related representative commission expense	$ 24,391	$ 26,486

Of the total charged to commission expense, there was $1,310 and $826 due to these representatives at December 31, 2016 and 2015, respectively.

12. OPERATING LEASES

The Company rents various online applications under one year operating leases and other operating leases expiring at various dates. Most of the leases contain automatic renewal options of one year periods unless notice of cancellation is provided by the Company. Some of the leases have a minimum payment and/or are contingent on users and other variables. Total rental expense was $209,539 and $395,413 for the years ended December 31, 2016 and 2015, respectively.

The following schedule details future minimum lease payments as of December 31, 2016, for operating leases with initial or remaining lease terms in excess of one year:

For the year ending December 31:		
	2017	61,400
	2018	61,400
	2019	15,350
		$ 138,150

13. MAJOR PRODUCTS

For the year ended December 31, 2016, the Company's revenues were substantially from two product types which accounted for approximately 75% of revenues. For the year ended December 31, 2015, the Company's revenues were substantially from four product types which accounted for approximately 65% of revenues.

14. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2017, the date the financial statements were available to be issued.

15. CONTINGENCIES

The Company is involved in certain legal actions arising in the ordinary course of business. In addition, the Company is also involved in routine regulatory examinations. Management believes, based on the advice of legal counsel, that such litigation and claims and regulatory examinations will be resolved without a material effect on the Company's financial position.